Eaton Corporation 1111 Superior Avenue Cleveland, OH. 44114-2584 tel: 216/523-5000 fax: 216/479-7122
July 26, 2010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Rufus Decker, Accounting Branch Chief
Re:	Eaton Corporation Form 10-K for Fiscal Year Ended December 31, 2009 File Number 001-01396 Staff’s Third Additional Comment
Dear Mr. Decker:
Eaton Corporation, an Ohio corporation (“we,” “us,” “our” or the “Company”), is submitting this letter in response to the third additional comment from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated July 20, 2010 with respect to our response dated July 19, 2010 to the Staff’s second additional comment. The subject of the correspondence is the Company’s Form 10-K Report for Fiscal Year Ended December 31, 2009 (“2009 Form 10-K Report”).
Below is our response to the comments presented in the Staff’s additional comment letter. For the convenience of the Staff, we have repeated your comments before our responses.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Consolidated Financial Statements
Retirement Benefit Plans, page 33
1.	We note your response to comment one from our letter dated July 6, 2010. Generally, a lower expected long-term rate of return on plan assets would result in higher pension expense. Since you used a lower long-term rate of return on your non-U.S. plans as compared to your U.S. plans, please clarify for us your statement that “the effect on pension expense of the differential in the assumed rate of return between the non-U.S. plans and the U.S. plans was to reduce non-U.S. pension expense by $15 million”.

United States Securities and Exchange Commission
July 26, 2010

Response:
In response to your letter of July 20, 2010, we wish to clarify that the effect on pension expense of the differential in the assumed rate of return between the non-U.S. plans and the U.S. plans as of December 31, 2009 was to increase non-U.S. pension expense by $15 million. The effect was included in 2009 periodic pension cost of $270 million, and was 5.6% of total pension expense. Therefore, we did not consider the effects of the assumption for the rate of return on plan assets for non-U.S. plans to be significantly different at December 31, 2009 from the U.S. plans, requiring detailed disclosures about the plans outside the United States.
2.	We note your response to comment one from our letter dated July 6, 2010 in which you indicate that you will provide additional disclosure related to U.S. and non-U.S. plans in future filings to the extent that there are significant differences in assumptions used by U.S. and non-U.S. plans that produce a difference greater than 10% of total pension expense or 5% of pretax income. We agree that the impacts on total pension expense and pretax income are important factors to consider. However, we also believe that your consideration about providing separate disclosures for U.S. and non-U.S. pension plans in future filings should include all relevant qualitative and quantitative factors, rather than focusing on predetermined quantitative thresholds. Please confirm that you will evaluate both qualitative and quantitative factors as a part of your consideration process.
Response:
We wish to clarify that we will consider all relevant qualitative and quantitative factors in determining the requirement for providing separate disclosure related to U.S. and non-U.S. plans in future filings. With respect to specific quantitative factors, to the extent the expected long-term rate of return on plan assets or other assumptions used by U.S. plans and non-U.S. plans produces a difference that is in excess of 10% of total pension expense or in excess of 5% of pretax income, we would consider such factors to be significantly different.
If you have any questions regarding our response above, please do not hesitate to contact the undersigned.

Sincerely,
/s/ Richard H. Fearon
Richard H. Fearon
Vice Chairman and Chief Financial and Planning Officer